Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL

OF JULY 30, 2018

DATE, TIME AND PLACE: On July 30, 2018 at 9:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metro, sala 1, in the city and state of São Paulo.

CHAIRMAN: José Caruso Cruz Henriques.

QUORUM: The totality of the effective members.

RESOLUTIONS UNANIMOUSLY MADE:

1.             Following examination of the Company’s financial statements for the period from January to June 2018, the Councilors resolved to draft the following opinion:

“After examining the Company’s financial statements for the period from January to June 2018 and verifying the accuracy of all the elements examined, considering the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period.”

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all.

São Paulo (SP), July 30, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations